WITHDRAWAL REQUEST OF
AN AMENDMENT TO A REGISTRATION STATEMENT

February 23, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Lisa Kohl

Re:
American Smooth Wave Ventures, Inc. Application For Withdrawal of the Post-Effective Amendment No. 1 filed on November 23, 2010  to the Registration Statement on Form S-1 (File No. 333-152849) (the “Registration Statement”)

Dear Ms. Kohl:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Smooth Wave Ventures, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment No. 1 to  the Registration Statement (the “Amendment”). The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement, as amended or supplemented by the Amendment, or the prospectus contained therein.

The Company is requesting withdrawal of the Amendment because the Company has determined not to proceed with the updating of the Registration Statement because the purpose of the Amendment was to update the filing to permit the selling shareholders which are “affiliates” to resell without reliance on Rule 144. These affiliated selling shareholders have agreed that any resales will be made only upon compliance with Rule 144, if available.

If you have any questions with respect to this matter, please contact our counsel, Norwood Beveridge, of Loeb & Loeb LLP at (212) 407-4970.

Sincerely,

American Smooth Wave Ventures, Inc.

By:	By:	/s/ Tommy Lo
Tommy Lo,
Chief Financial Officer (principal financial and accounting officer)

cc:	Mitchell Nussbaum, Loeb & Loeb LLP